EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges

	2005	2004	2003
(in millions)		(Restated)	(Restated)
Income (loss) before income tax (expense) benefit	$145	$(35)	$(316)

Cumulative effect of changes in accounting principle	—	—	—
Interest expense	299	219	260
Debt expense amortization	8	18	7
Interest portion of rent expense (33%)	15	13	13

Total earnings	467	215	(36)

Fixed charges
Capitalized interest	1	1	6
Interest expense	314	232	273
Debt expense amortization	8	18	7

Total fixed charges	323	251	286

Ratio of earnings to fixed charges	1.45	0.86	(0.13)

Earnings shortfall	—	(36)	(322)

E-51